Cervecería Nacional, S.A.

File No. 82-4704

03029064

August 4, 2003

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance,
Room 3099 (Stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

SUPPL

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Re: Cerveceria Nacional, S.A.
File No.82-4704
Periodic reporting under Rule 12g3-2 (b)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Cerveceria Nacional, S.A., (the "company") hereby furnishes to the Securities and Exchange Commission the following information which was made public as described in Rule 12g3-2 (b) (1) (I).

1. Quarterly Actualization Report IN-T (April - June 2003)
2. Interim Consolidated Financial Statement as of June 30, 2003

Should you need additional information, please do not hesitate to contact the undersigned at (507) 236-1437. Thank you.

Sincerely yours,

Antonio Richa M.
Chief Financial Officer

(Enclosures)
c.c. Darío Castaño Zapata
(Cerveceria Nacional, S.A.)
c.c. Daniel A. Nemo
(Sullivan & Cromwell)
ARM/jmbc

File No. 82-4704

Comisión Nacional de Valores
República de Panamá

ACUERDO No.18-00
(de 19 de mayo del 2000)
ANEXO No.1

FORMULARIO IN-T
INFORME DE ACTUALIZACION TRIMESTRAL
II TRIMESTRE DEL 2003
(ABRIL – JUNIO 2003)

CERVECERIA NACIONAL S.A.

03 AUG -5 AM 7:21

INFORMACION GENERAL

1. La razón social y el nombre comercial de la empresa es CERVECERÍA NACIONAL S.A.
2. La empresa está constituida conforme a las leyes de la República de Panamá.
3. CERVECERÍA NACIONAL S.A. se encuentra inscrita a Tomo 3, Folio 102, Asiento 260 de la sección de Personas (Mercantil) del Registro Público de la República de Panamá desde el día veinticuatro (24) de septiembre de 1914, actualizada a la Ficha: 12769; Rollo: 557; Imagen: 43, de la sección de Micropelícula (Mercantil)
4. El domicilio comercial de la empresa es:

Vía Simón Bolivar y Ricardo J. Alfaro, La Locería, República de Panamá
Apartado Postal 6-1393, El Dorado
Panamá, República de Panamá
Teléfono (507)236-1400
Fax (507) 236-4195
Correo Electrónico: info@cerveceria-nacional.com

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta compañía. El estado consolidado de resultados recoge bajo el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En octubre de 2002, Refrescos Nacionales decidió concentrar la producción de bebidas gaseosas en la capital, cerrando las operaciones que tenía en Majagua, David, Provincia de Chiriquí para este propósito.

En enero de 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de $1.00 cada una, emitido a favor de Cervecería Nacional, S.A. La sociedad está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norte América. Al 30 de junio de 2003, esta sociedad no ha registrado operaciones.

I. ANÁLISIS DE RESULTADOS FINANCIEROS Y OPERATIVOS

A. Liquidez:

La liquidez del grupo se mejoró en 0.16 puntos, pasando de 1.15 al 31 de diciembre de 2002 a 1.31 al 30 de junio de 2003 debido principalmente a una disminución en las obligaciones financieras a corto plazo por la suma de B/.4.2 millones. El renglón de efectivo disminuyó en B/.4.0 millones y las cuentas por cobrar comerciales disminuyeron en B/.2.2 millones. Las cuentas por cobrar a compañías afiliadas aumentaron en B/.5.0 millones. Los activos corrientes reflejan un aumento de B/.5.2 millones y los pasivos corrientes reflejan una disminución de B/.1.9 Millones. Al 30 de junio de 2003 los activos corrientes cubren 1.31 veces el pasivo circulante y los activos mas líquidos los cubren en 0.84 veces.

El nivel de endeudamiento también mejoró en dos puntos porcentuales, disminuyendo de 0.41 a 0.39 y esto se debe principalmente a la disminución de la deuda financiera total en B/.6.3 millones.

A 30 de junio de 2003, el saldo total de las obligaciones financieras era de B/.46.1 millones y representa la principal fuente de financiamiento de terceros con que cuenta la empresa (27% de la estructura de capital), seguida del crédito comercial con un 8%, equivalente a B/.13.3 millones.

El impacto de la carga financiera ha disminuido considerablemente de 1.4% a junio de 2002 a 0.7% a junio de 2003 debido principalmente a los recortes que se han venido dando en la tasa libor desde el primer trimestre del año 2001. La cobertura de intereses pasó de 8.98 veces a marzo de 2002 a 20.27 veces a marzo de 2003.

Cervecería Nacional, S.A. y Subsidiarias al 30 de junio de 2003 reporta activos totales por la suma de B/.171 millones de dólares, mostrando un aumento interanual de 1%, equivalente a B/.735 Mil dólares. Las cuentas mas significativas del activo son las cuentas por cobrar, los inventarios, las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio y las propiedades, planta y equipo, neto.

B. Recursos de Capital:

Cervecería Nacional, S.A. ha mantenido una mezcla de recursos propios y deuda con una relación de aproximadamente de 1a 1, los cuales se han utilizado principalmente para el aumento de capacidad y creación de valor agregado a la empresa en actividades de inversión.

Sus principales fondos para la operación provienen del flujo de caja generado por las ventas al contado, que representan el 65 % del total de las ventas, de las depreciaciones y amortizaciones que equivalen aproximadamente a B/. 3.4 MM por trimestre.

C. Resultados de las operaciones:

Al 30 de junio de 2003 los resultados operativos del Grupo Cervecería Nacional arrojaron una utilidad de B/.9.8 millones lo que representa un aumento de 18.8%, B/.1.5 millones con relación al mismo semestre del año anterior. El índice de contribución marginal aumentó de 50.4% a junio de 2002 a 51.5% a junio de 2003, esto se debe principalmente a un aumento en el volúmen de hectolítros vendidos y una disminución en los costos de venta, principalmente en el renglón de mano de obra, mantenimiento, roturas y servicio de terceros. Esto implica un aumento en el rendimiento sobre las ventas de 2.35 puntos, de 11.63% a junio de 2002 a 13.98% a junio de 2003.

Los ingresos totales disminuyeron un 3% B/.2.2 Millones con relación al mismo semestre del año anterior, esto se debe principalmente, a una disminución en las ventas de B/.821 Mil y una disminución en los otros ingresos por la suma de B/.1.3 Millones, reflejado principalmente en el renglón de otros ingresos por maquila e ingresos por operaciones de comercialización que reflejan una disminución de B/.173 Mil y B/.224 Mil respectivamente. Adicionalmente, la participación en utilidad de compañías afiliadas refleja una disminución de B/.919 Mil producto de una reserva de B/.200,000 mensual que se empezó a registrar a partir del mes de marzo para hacerle frente a una pérdida en el valor de la inversión en Arrendadora Centroamericana, S.A.

Los Gastos de venta, generales y administrativos reflejan una disminución de B/.1.3 Millones con relación al mismo semestre del año anterior y se debe principalmente a una disminución en los renglones de salarios y otras remuneraciones por la suma de B/.1.5 millones, dietas a los Directores por la suma de B/.51 Mil, depreciación y amortización por la suma de B/.362 Mil, alquileres por la suma de B/.215 Mil, materiales, papelería y útiles de oficina por la suma de B/.114 Mil, alimentación y transporte de empleado por la suma de B/.213 Mil y el gasto de cuentas malas disminuyó en B/.275 Mil. Por otra parte, se refleja un incremento en los servicios profesionales por la suma de B/.157 Mil, en los servicios especiales por la suma de B/.534 Mil, en el gasto de acarreo por la suma de B/.263 Mil, en la energía eléctrica y consumo de agua por la suma de B/.333 Mil y en las propagandas y promociones por la suma de B/.679 Mil, este último debido principalmente al lanzamiento de la cerveza Gold Best que se está promocionando desde el mes de abril.

Por su parte los intereses y cargos financieros disminuyeron en B/.281 Mil permitiendo una utilidad antes de impuesto sobre la renta de B/.9.2 millones, B/.489 Mil dólares mas que lo reportado para el mismo período del año anterior.

D. Análisis de las perspectivas:

A pesar de que la situación económica nacional ha tenido su efecto en el ámbito de la industria cervecera, los esfuerzos de mercadeo se han traducido en una recuperación de esta industria del orden del 5% con respecto al año anterior. Esta recuperación rompe con el ciclo de dos años consecutivos de contracción de la industria. El mejoramiento de la eficiencia de producción y operación y la alta calidad de nuestros productos nos ha permitido satisfacer las necesidades de nuestros clientes y comprender el mercado, así como consolidar nuestra creciente participación de mercado. Se esperan flujos de cajas positivos que permitirán continuar la consolidación de la posición financiera de la empresa.

El mercado de cervezas es un mercado con un gran potencial de crecimiento. En este sentido, hemos visto crecer el consumo per cápita en 1.5 litros aproximadamente durante el año 2002. Nuestra participación de mercado pasó de 75.9% en el 2002 a 80.3% a junio de 2003. No se esperan cambios sustanciales en cuanto a la competencia en este mercado, aunque defenderemos activamente nuestro nivel de participación. Nuesta compentencia en el mercado de cervezas y gaseosas, ahora bajo el control de otros accionistas, representa un nuevo reto para lo cual nuestra empresa se ha venido preparando en los últimos años. Consideramos que la entrada de estos nuevos actores dará como resultado una dinamización de los mencionados sectores.

En el área de bebidas aprovecharemos nuevas oportunidades que ofrece el mercado de leche y bebidas no carbonatadas potencializando la reciente adquisición de las marcas de la empresa Lecherías Unidas, S.A. La competencia en este segmento se mantendrá muy activa pero con un programa agresivo de nuestra parte.

Los esfuerzos para lograr exportaciones a USA continúan y adicionalmente se ofrecen posibilidades interesantes dentro del área de influencia del Pacto Andino.

II. RESUMEN FINANCIERO

ESTADO DE SITUACIÓN FINANCIERA		2003 Abril-Junio	2003 Ene.-Marzo	2002 Oct.-Dic.	2002 Julio-Sept.
Ingresos Totales	Miles B/.	34,296	35,634	37,378	34,730[2]
Margen Operativo	Miles B/.	17,740	18,267	18,978	16,172
Gastos Generales y Administrativos	Miles B/.	13,217	13,010	15,440	13,760
Utilidad Neta	Miles B/.	3,477	4,744	(2,336)	2,378
Acciones emitidas y en circulación	c/u	15,359,262	15,359,262	15,359,262	15,359,262
Utilidad o Pérdida por Acción	B/./acc.	0.23	0.31	(0.15)	0.15
Gastos Financieros	Miles B/.	235	261	322	335
Depreciación y Amortización	Miles B/.	3,416	3,527	2,854	3,446

BALANCE GENERAL		2003 Abril-Junio	2003 Ene.-Marzo	2002 Oct.-Dic.	2002 Julio-Sept.
Activo Circulante	Miles B/.	60,626	59,988	55,448	43,862
Activos Totales	Miles B/.	170,861	172,031	170,126	160,916
Pasivo Circulante	Miles B/.	46,249	47,724	48,184	33,419
Deuda a Largo Plazo	Miles B/.	15,407	16,453	17,499	19,545
Acciones Preferidas					
Capital Pagado	Miles B/.	40,297	40,297	40,182	40,182
Utilidades Retenidas	Miles B/.	62,199	60,861	58,075	62,680
Total Patrimonio	Miles B/.	102,496	101,158	98,257	102,862
RAZONES FINANCIERAS:					
Dividendo/Acción	B/./acc.	0.12	0.12	0.12	0.12
Deuda Total/Patrimonio	x	0.61[1]	0.65[1]	0.67[1]	0.51[1]
Utilidad Operativa/Gtos. Financieros	x	19.25	20.14	10.99	7.20
Capital de Trabajo	Miles B/.	14,377	12,264	7,264	10,443
Razón Corriente	x	1.31	1.26	1.15	1.31

III. ESTADOS FINANCIEROS

A continuación se presentan los estados financieros completos interinos al 30 de Junio de 2003, confeccionados de acuerdo a las Normas Internacionales de Información Financiera (NIIF).

[1]No se incluye el interés de accionistas minoritarios en subsidiarias consolidadas ni el impuesto sobre la renta diferido como parte de la deuda total.
[2]Los datos de los dos primeros trimestres no incluyen las cifras de Envases del Istmo, S.A. para efectos comparativos, debido a lo anterior las cifras difieren de la información que se presentó en su oportunidad en el informe trimestral.

Cervecería Nacional, S. A.
y Subsidiarias

Informe y Estados Financieros Consolidados
30 de junio de 2003 y 31 de diciembre de 2002

Cervecería Nacional, S. A. y Subsidiarias

Índice para los Estados Financieros Consolidados
30 de junio de 2003 y 31 de diciembre de 2002

		Página
Información General		1
Reporte de la Gerencia		2
Balances Generales Consolidados		3
Estados Consolidados de Resultados		4
Estados Consolidados de Utilidades Retenidas		5
Estados Consolidados de Cambios en la Inversión de los Accionistas		6
Estados Consolidados de Flujos de Efectivo		7
Notas a los Estados Financieros Consolidados		9
Nota 1:	Información Corporativa	9
Nota 2:	Resumen de las Políticas de Contabilidad Significativas	9
Nota 3:	Documentos y Cuentas por Cobrar, Neto	13
Nota 4:	Inventarios, Neto	13
Nota 5:	Inversiones y Adelantos en Compañías Afiliadas, al Método de Participación en el Patrimonio	14
Nota 6:	Inversiones	14
Nota 7:	Propiedades, Planta y Equipos, Neto	15
Nota 8:	Préstamos por Pagar	16
Nota 9:	Bonos por Pagar	17
Nota 10:	Intereses y Cargos Financieros	17
Nota 11:	Segmentos del Negocio	17
Nota 12:	Saldos entre Partes Relacionadas	19
Nota 13:	Utilidad Neta por Acción	19
Nota 14:	Compromisos y Contingencias	19
Nota 15:	Gastos de Ventas, Generales y Administrativos	21
Información Adicional:		
Estados Consolidados de Resultados (Ultimos 12 meses)		22
Consolidación del Balance General		23
Consolidación del Estado de Resultados		24
Consolidación del Estado de Utilidades Retenidas		24

REPORTE DE LA GERENCIA

Responsabilidad de la Gerencia por los Estados Financieros

La responsabilidad por la integridad y objetividad de la información financiera presentada en estos estados financieros consolidados es de la Gerencia de la Compañía. La Gerencia de Cervecería Nacional, S. A. considera que los estados financieros consolidados que se adjuntan presentan razonablemente, la situación financiera de Cervecería Nacional, S.A. y sus subsidiarias (el Grupo) al 30 de junio de 2003 y 31 de diciembre de 2002, y los respectivos estados consolidados de resultados, utilidades retenidas, cambios en la inversión de los accionistas y flujos de efectivo de acuerdo con las Normas Internacionales de Información Financiera. En la preparación de los estados financieros consolidados, la Gerencia de la Compañía, incluyó cantidades que son basadas en estimados y juicios, los cuales considera son razonables bajo las circunstancias.

Cervecería Nacional, S. A. mantiene una estructura de control interno efectiva. Esta consiste en una organización con líneas de responsabilidad y delegación de autoridad claramente definidas, procedimientos de control y sistemas integrados que le permiten asegurar la integridad de sus transacciones. Para asegurar la administración efectiva del control interno, Cervecería Nacional, S. A., selecciona y entrena cuidadosamente sus empleados, desarrolla y divulga políticas y procedimientos escritos con una apropiada segregación de funciones, proporciona canales apropiados de comunicación y propicia un ambiente que conduce a la efectividad del funcionamiento de los controles. La Gerencia de Cervecería Nacional, S. A. considera que esta estructura proporciona seguridad razonable de que las transacciones son ejecutadas de acuerdo con las políticas de la Gerencia y las Normas Internacionales de Información Financiera. Un elemento importante del ambiente de control es un programa continuo de Auditoría Interna.

Cervecería Nacional, S. A. contrata los servicios de PriceWaterhouseCooper, auditores externos, para auditar los estados financieros consolidados de acuerdo con las Normas Internacionales de Auditoría, las cuales incluyen una evaluación de la estructura de control interno. Las cifras al 31 de diciembre de 2002 que se adjuntan, son cifras auditadas.

La Junta Directiva y la Alta Gerencia de la Compañía se reúnen periódicamente con los Auditores Externos e Internos para revisar asuntos contables, de auditoría, estructura de control interno y otros asuntos financieros y fiscales.

Lic. Antonio Richa	Lic. Nelson J. Cedeño C.
Vicepresidente Financiero	Director de Control Financiero

Cervecería Nacional, S. A. y Subsidiarias

Información General
30 de junio de 2003 y 2002

Directores

Principales	Suplentes
Julio Mario Santo Domingo	Alberto Preciado Arbeláez
Julio Mario Santo Domingo Braga	Carlos Alejandro Pérez
Alejandro Santo Domingo	Víctor Alberto Machado Pérez
Ricardo Obregón Trujillo	Edgardo Báez Noguera
Jon David Silverman	Roberto R. Alemán H.
Carlos Bentin Remy	Juan Carlos García C.

Dignatarios

Julio Mario Santo Domingo	Presidente
Alejandro Santo Domingo	Vicepresidente
Darío Castaño Zapata	Presidente Ejecutivo
Ricardo Janson Calhoun	Gerente General
Roberto Alemán Healy	Tesorero
Víctor Alberto Machado Pérez	Secretario

Representante Legal
Darío Castaño Zapata

Domicilio Social
Panamá, República de Panamá, Avenida Ricardo J. Alfaro – Edificio Pasadena
Apartado 6-1393, El Dorado
Teléfono (507) 236-1400

Auditores
PricewaterhouseCoopers

Cervecería Nacional, S. A. y Subsidiarias

Balances Generales Consolidados
30 de junio de 2003 y 31 de diciembre de 2002

	2003	2002
Activos		
Activos corrientes		
Efectivo	**B/. 1,494,585**	B/. 5,491,488
Cuentas por cobrar, neto (Nota 3)	**13,541,307**	15,773,583
Cuentas por cobrar – afiliadas (Nota 12)	**15,000,000**	10,001,606
Inventarios, neto (Nota 4)	**22,000,587**	19,599,689
Impuesto sobre la renta pagado por anticipado	**3,058,832**	3,862,174
Gastos pagados por anticipado	**5,530,424**	719,798
Total de activos corrientes	**60,625,735**	55,448,338
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio (Nota 5)	**11,399,991**	12,193,543
Inversiones (Nota 6)	**1,715,063**	2,116,524
Fondo de cesantía	**3,394,540**	3,328,411
Propiedades, planta y equipos, neto (Nota 7)	**91,173,616**	94,397,390
Otros activos	**2,552,396**	2,641,850
Total de activos	**B/. 170,861,341**	B/. 170,126,056
Pasivos e Inversión de los Accionistas		
Pasivos corrientes		
Préstamos por pagar (Nota 8)	**B/. 29,684,348**	B/. 33,884,348
Bonos por pagar (Notas 9)	**1,000,000**	1,000,000
Cuentas por pagar	**13,322,308**	11,850,507
Prestaciones y gastos acumulados por pagar	**2,242,667**	1,440,529
Impuesto sobre la renta por pagar	**-**	9,083
Total de pasivos corrientes	**46,249,323**	48,184,467
Préstamos por pagar, neto de porción corriente (Nota 8)	**15,406,956**	17,499,130
Impuesto sobre la renta diferido	**4,490,558**	4,295,150
Prima de antigüedad e indemnización por pagar	**1,248,601**	942,156
Interés de accionistas minoritarios en subsidiarias consolidadas	**969,738**	948,143
Compromisos y contingencias (Nota 14)		
Inversión de los accionistas		
Capital emitido (sin valor nominal; acciones comunes autorizadas: 40,000,000; emitidas: 16,200,000)	**51,787,220**	51,672,163
Utilidades retenidas	**62,199,434**	58,075,336
	113,986,651	109,747,499
Acciones en tesorería: 840,738 en el 2002 y 2001	**(11,490,489)**	(11,490,489)
Total de inversión de los accionistas	**102,496,165**	98,257,010
Total de pasivos e inversión de los accionistas	**B/. 170,861,341**	B/. 170,126,056

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados
Por los períodos terminados el 30 de junio de 2003 y 2002

	2003	2002
Ventas netas	B/. 69,973,112	B/. 70,794,389
Costo de ventas	34,218,933	35,084,537
Contribución marginal	35,754,179	35,709,852
Gastos de ventas, generales y administrativos (Nota 15)	25,974,161	27,479,273
Resultado de operación	9,780,018	8,230,579
Otros ingresos	422,800	1,025,109
Alquileres ganados	75,430	107,620
Intereses ganados	67,156	36,109
Dividendos ganados	4,037	3,848
Ganancia en venta de propiedades	180,790	-
	750,213	1,172,686
Intereses y cargos financieros (Nota 10)	(495,610)	(776,429)
Participación en (pérdidas) utilidades de compañías afiliadas	(793,552)	125,541
Utilidad antes de impuesto sobre la renta estimado	9,241,069	8,752,377
Impuesto sobre la renta estimado:		
Corriente	803,341	991,753
Diferido	195,409	118,649
Total de impuesto sobre la renta	998,750	1,110,402
Utilidad antes de la participación de accionistas minoritarios en utilidad de subsidiaria consolidada	8,242,319	7,641,975
Participación de accionistas minoritarios en utilidad de subsidiaria consolidada	(21,598)	(11,122)
Utilidad neta	B/. 8,220,721	B/. 7,630,853
Acciones emitidas y en circulación	15,359,262	15,359,262
Utilidad neta por acción (Nota 13)	B/. 0.54	B/. 0.50

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Utilidades Retenidas
Al 30 de junio de 2003 y 31 de diciembre de 2002

	2003	2002
Utilidades Retenidas		
Saldo al inicio del año	**B/. 48,561,753**	B/. 50,173,297
Ajuste a períodos anteriores	**(295,343)**	-
Participación en déficit acumulado de subsidiaria no consolidada	**-**	(472,476)
Saldo ajustado al inicio del año	**48,266,410**	49,700,821
Utilidad neta	**8,220,721**	7,673,373
Transferencia al fondo de reserva legal	**(395,423)**	(303,975)
Dividendos pagados	**(3,686,223)**	(7,372,446)
Utilidades capitalizadas	**(115,057)**	(1,136,020)
Saldo al final del año	**52,290,428**	48,561,753
Fondo de Reserva Legal		
Saldo al inicio del año	**7,779,879**	7,475,904
Transferencia de utilidades	**395,423**	303,975
Saldo al final del año	**8,175,302**	7,779,879
	60,465,730	56,341,632
Superávit por revaluación de terrenos y mejoras	**1,734,109**	1,734,109
Impuesto complementario	**(405)**	(405)
Utilidades retenidas	**B/. 62,199,434**	B/. 58,075,336

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Cambios en la Inversión de los Accionistas
Al 30 de junio de 2003 y 31 de diciembre de 2002

	Cantidades		Acciones	
	2003	**2002**	**2003**	**2002**
Autorizadas			**40,000,000**	40,000,000
Capital en Acciones				
Emitidas				
Saldo al inicio del año	**B/.51,672,163**	B/.50,536,143	**16,200,000**	16,200,000
Utilidades capitalizadas	**115,057**	1,136,020	**-**	-
Saldo al final del año	**51,787,220**	51,672,163	**16,200,000**	16,200,000
Utilidades Retenidas				
Saldo al final del año	**62,199,434**	58,075,336	**-**	-
	113,986,654	109,747,499	**16,200,000**	16,200,000
Acciones en Tesorería				
Saldo al inicio del año	**(11,490,489)**	(11,083,221)	**(840,738)**	(840,738)
Aumentos	**-**	(407,268)	**-**	-
Saldo al final del año	**(11,490,489)**	(11,490,489)	**(840,738)**	(840,738)
	B/.102,496,165	B/.98,257,010	**15,359,262**	15,359,262
Valor por acción	**B/. 6.67**	B/. 6.40	**15,359,262**	15,359,262

Las notas que se acompañan forman parte integral de estos estados financieros consolidados.

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo
Por los períodos terminados el 30 de junio de 2003 y 2002

	2003	2002
Flujos de efectivo de las actividades de operación		
Utilidad antes del impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada	**B/. 9,241,069**	B/. 8,752,377
Ajustes para conciliar la utilidad antes del impuesto sobre la renta y participación de accionistas minoritarios en subsidiaria consolidada con el efectivo neto provisto por las actividades de operación:		
Ganancia en venta de propiedades	**(180,790)**	-
Depreciación y amortización	**4,601,798**	4,594,653
Amortización de botellas y cajas	**1,960,393**	1,531,970
Amortización de plusvalía	**62,589**	-
Amortización de concesiones préstamos	**88,443**	83,898
Provisión para cuentas de cobro dudoso	**230,000**	505,925
Impuesto sobre la renta corriente	**(803,341)**	(991,753)
Impuesto sobre la renta diferido	**(195,409)**	(118,649)
Participación de accionistas minoritarios en Utilidad de subsidiarias consolidadas	**(21,598)**	(11,122)
Intereses ganados	**(67,156)**	(36,109)
Dividendos ganados	**(4,037)**	(3,848)
Intereses pagados	**495,610**	776,429
Participación en (pérdidas) utilidades de compañías afiliadas	**793,552**	(125,541)
Resultado de las operaciones antes de cambios en el capital de trabajo	**16,201,123**	14,958,230
Cuentas por cobrar	**2,002,276**	1,440,308
Cuentas por cobrar – afiliadas	**(4,998,394)**	-
Inventarios	**(4,361,291)**	(4,182,881)
Impuesto sobre la renta pagado por anticipado	**803,341**	992,074
Gastos pagados por anticipado	**(4,810,626)**	(2,644,556)
Otros activos	**1,011**	47,186
Cuentas por pagar	**1,471,801**	(5,409,578)
Prestaciones y gastos acumulados por pagar	**802,138**	806
Prima de antigüedad e indemnización por pagar	**306,445**	-
Impuesto sobre la renta por pagar	**(9,083)**	-
Efectivo neto provisto por las actividades de operación	**7,408,741**	5,201,589

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Flujos de Efectivo - continuación
Por los períodos terminados el 30 de junio de 2003 y 2002

	2002	2001
Flujos de efectivo de las actividades de inversión		
Fondo de cesantía	B/. (66,129)	B/. (262,930)
Intereses ganados	67,156	36,109
Dividendos ganados	4,037	3,848
Inversiones	401,461	61,080
Adquisición de activo fijo, neto de retiros	(1,259,823)	(1,664,816)
Efectivo neto usado en las actividades de inversión	(853,298)	(1,826,709)
Flujos de efectivo de las actividades de financiamiento		
Préstamos recibidos	17,000,000	9,500,000
Amortización de préstamos	(23,292,174)	(13,592,174)
Intereses pagados	(495,610)	(776,429)
Dividendos pagados	(3,686,223)	(3,686,223)
Ajuste a períodos anteriores	(295,345)	-
Impuesto sobre la renta diferido	195,408	118,649
Interés de accionistas minoritarios en subsidiarias consolidadas	21,598	(17,280)
Efectivo neto usado en las actividades de financiamiento	(10,552,346)	(8,453,457)
Disminución neta en el efectivo	(3,996,903)	(5,078,577)
Efectivo al inicio del período	5,491,488	6,009,762
Efectivo al final del período	B/. 1,494,585	B/. 931,185

1. Información Corporativa

Cervecería Nacional, S. A. y subsidiarias se dedican a la fabricación, distribución y venta de cervezas y bebidas gaseosas refrescantes, principalmente para consumo local; además, distribuyen y venden los productos Tampico, Libbys y Nevada. Entre sus principales proveedores están: Vidrios Panameños, S. A., Compañía Azucarera La Estrella, S. A., Malteurop, Cargil Malt, N.V. Boormalt, Arancia Corn Products, S. A. de C.V., Hopsteiner, Inc., Gusmercellulo, Atlantic Industries y Pepsi-Cola Manufacturing Co. of Uruguay S.R.L.

En noviembre de 2002 Capitales y Tenencias, S. A. vendió 1,616 acciones de la sociedad Envases del Istmo, S. A., compañía relacionada que se dedica principalmente a la manufactura de envases de aluminio para cervezas y bebidas gaseosas. Como resultado de esta operación, Capitales y Tenencias, S. A. posee ahora una participación de un 49% en esta Compañía. El estado consolidado de resultados recoge según el método de participación la proporción de los resultados de las operaciones de esta empresa que corresponden a Capitales y Tenencias, S. A.

En enero del 2001 Cervecería Nacional, S. A. constituyó la sociedad Balboa Beer Import Company en el Estado de la Florida. El capital social de la sociedad está representado por un certificado de 10,000 acciones comunes con un valor nominal de B/.1.00 cada una, emitido a favor de Cervecería Nacional, S. A. La Compañía está organizada para realizar cualquier actividad o negocio permitido bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica. Al 31 de marzo de 2003, esta Compañía no ha registrado operaciones.

Cervecería Nacional, S. A. y subsidiarias son miembros del Grupo Empresarial Bavaria, el cual ejerce influencia importante en las decisiones administrativas y de operaciones del Grupo y reflejan intereses comunes.

2. Resumen de las Políticas de Contabilidad Significativas

A continuación se presenta un resumen de las principales políticas contables adoptadas en la preparación de los estados financieros consolidados del Grupo, las cuales reflejan la aplicación de las Normas Internacionales de Información Financiera (NIIF), antes Normas Internacionales de Contabilidad (NIC):

General

Los estados financieros consolidados adjuntos han sido preparados de acuerdo con las Normas Internacionales de Información Financiera (NIIF), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASC) y adoptadas por el Consejo de Normas Internacionales de Contabilidad (IASB) que lo sustituyó.

Base de Preparación
Excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación, los estados financieros consolidados han sido preparados sobre la base del costo histórico.

Las políticas de contabilidad aplicadas por el Grupo son consistentes con aquellas utilizadas el año anterior.

Los estados financieros consolidados están expresados en balboas (B/.), unidad monetaria de la República de Panamá, la cual está a la par y es de libre cambio con el dólar ($) de los Estados Unidos de Norteamérica.

Principios de Consolidación
Los estados financieros consolidados incluyen las cuentas de Cervecería Nacional, S. A. y sus subsidiarias: Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A. y Capitales y Tenencias, S. A., después de la eliminación de todas las cuentas y transacciones significativas entre compañías. Cervecería Nacional, S. A. es dueña 100% de las acciones de Distribuidora Comercial, S. A., Bienes Raíces Pasadena, S. A., Capitales y Tenencias, S. A. y Balboa Beer Import Company y en Refrescos Nacionales, S. A. posee el 98% de participación. Todas las subsidiarias de Cervecería Nacional, S. A. son sociedades anónimas organizadas de acuerdo con las leyes de la República de Panamá y con domicilio en la Ciudad de Panamá, República de Panamá, con excepción de Balboa Beer Import Company que está organizada bajo las leyes del Estado de la Florida y de los Estados Unidos de Norteamérica.

Régimen de Incentivos Industriales
Las empresas manufactureras se acogen al régimen de incentivos para el fomento y desarrollo de la industria nacional y de las exportaciones, previsto en la Ley 3 del 20 de marzo de 1986. La inscripción del Grupo en el Registro Oficial de la Industria Nacional tiene distintas fechas de vencimiento que van hasta el año 2009.

El Grupo tiene los siguientes incentivos fiscales:

a) Impuesto de importación del 3% sobre maquinaria, equipo, partes y accesorios, materia prima, productos semi-elaborados, envases, combustibles y lubricantes que entren en la composición y proceso de elaboración de sus productos.

b) Exoneración del impuesto sobre la renta de las ganancias provenientes de las exportaciones de sus productos y sobre las utilidades netas reinvertidas para la expansión de la capacidad de la planta o para producir artículos nuevos.

c) Régimen especial de arrastre de pérdidas para efectos del pago del impuesto sobre la renta. Las pérdidas sufridas durante cualquier año de operación, dentro de la vigencia del Registro Oficial, podrán deducirse de la renta gravable en los tres años inmediatamente posteriores al año en que se produjeron.

Inversiones, al Método de Participación en el Patrimonio
El método de participación en el patrimonio se utiliza para las inversiones en compañías afiliadas en donde la inversión representa del 20% al 50% de las acciones en circulación de la compañía en la que se invierte.

Inversiones
Las inversiones que se mantienen hasta su vencimiento son registradas al costo de adquisición y se reconocen las pérdidas únicamente cuando la reducción en el valor de mercado es permanente.

Estimación para Cuentas de Cobro Dudoso
La Administración aumenta la estimación para cuentas de cobro dudoso en base a la evaluación de sus cuentas por cobrar con cargo a operaciones. Las cuentas que resulten incobrables en cada período son rebajadas de la estimación.

Inventarios
Los inventarios están registrados al más bajo del costo y su valor neto de realización, usando el método de costo promedio.

Amortización de Botellas y Cajas
La amortización de botellas y cajas se calcula en base a la producción envasada.

Propiedades, Planta y Equipos
Las propiedades, planta y equipos están valorados al costo, excepto por ciertas propiedades que están registradas de acuerdo a importes de revaluación. La depreciación se calcula mediante el método de línea recta en base a la vida útil estimada de los siguientes activos: maquinaria y equipo de 8 a 15 años, edificios y mejoras 30 años, mobiliario y equipo de 8 a 10 años.

Deterioro de Activos Productivos
La maquinaria y equipo es revisada para determinar si existen pérdidas por deterioro cuando eventos o cambios en circunstancias indican que los importes en libros pueden ser no recuperables. Una pérdida por deterioro se reconoce cuando el importe en libros del activo excede a su importe recuperable, que es el mayor entre su precio de venta neto y su valor en uso.

Fondo de Jubilación
Cervecería Nacional, S. A. realiza aportes mensuales al fondo de jubilación y aportes extraordinarios periódicamente para cubrir el déficit de las reservas actuariales. Estos aportes extraordinarios se registran a gastos.

Fondo de Cesantía / Prima de Antigüedad e Indemnización Acumuladas
Las leyes laborales obligan a los empleadores a establecer un fondo de cesantía para pagar al trabajador al cesar la relación de trabajo, cualesquiera que sean las causas, la prima de antigüedad e indemnización en casos de despidos injustificados. La Administración cotiza al fondo de cesantía en base al 2.25% del total de los salarios pagados.

Política de Dividendos
El pago de dividendos lo decide la Junta Directiva de la empresa anualmente, de acuerdo a las utilidades obtenidas y a las inversiones proyectadas.

Reserva Legal
Mediante asamblea general extraordinaria de accionistas de la Cervecería Nacional, S. A. celebrada el 29 de enero de 1973, se resolvió destinar por lo menos un cinco por ciento de las utilidades netas de la Cervecería Nacional, S. A. a un fondo de reserva.

Uso de Estimaciones
La presentación de los estados financieros de conformidad con las Normas Internacionales de Información Financiera requiere que la Administración del Grupo efectúe estimaciones y supuestos relacionados a la presentación de activos y pasivos. Los resultados reales pueden diferir de estas estimaciones.

Las estimaciones importantes que son particularmente susceptibles a cambios significativos se relacionan con la determinación de la provisión para cuentas de cobro dudoso y la depreciación de la maquinaria, mobiliario y equipo.

Impuesto Sobre la Renta Estimado
El impuesto sobre la renta estimado del período comprende tanto el impuesto corriente como el impuesto diferido. El impuesto sobre la renta es reconocido en los resultados de operaciones del período corriente.

El impuesto corriente se refiere al impuesto por pagar sobre los ingresos netos gravables del período, utilizando las tasas vigentes a la fecha del balance general.

El impuesto sobre la renta diferido es calculado con base al método de pasivo, considerando las diferencias temporales entre los valores según libros de los activos y pasivos informados para propósitos financieros y los montos utilizados para propósitos fiscales. El monto de

impuesto diferido está basado en la forma de realización de los activos y pasivos, utilizando las tasas de impuesto sobre la renta vigentes a la fecha del balance general.

3. Cuentas por Cobrar, Neto

Las cuentas por cobrar se resumen a continuación:

	30 de Junio 2003	31 de Diciembre 2002
Cuentas por cobrar	**B/. 13,888,734**	B/. 15,049,059
Estimación para cuentas de cobro dudoso	**(1,067,441)**	(962,246)
	12,821,293	14,086,813
Empleados	**52,503**	64,247
Otras	**667,511**	1,622,523
	B/. 13,541,307	B/. 15,773,583

El movimiento de la estimación para cuentas de cobro dudoso se presenta a continuación:

	30 de Junio 2003	31 de Diciembre 2002
Saldo al inicio del año	**B/. 962,246**	B/. 2,061,542
Saldo al inicio del año de subsidiaria no consolidada	**-**	(22,826)
Saldo ajustado al inicio del año	**962,246**	2,038,716
Aumento	**230,000**	390,000
Disminución	**(124,805)**	(1,466,470)
Saldo al final del año	**B/. 1,067,441**	B/. 962,246

4. Inventarios, Neto

Los inventarios se componen de:

	30 de Junio 2003	31 de Diciembre 2002
Productos terminados	**B/. 4,533,899**	B/. 3,218,767
Materia prima	**3,067,103**	2,700,609
Materiales y suministros, neto	**9,055,837**	8,673,339
	16,656,839	14,592,715
Botellas y cajas, neto	**5,343,748**	5,006,974
	B/. 22,000,587	B/. 19,599,689

5. Inversiones y Adelantos en Compañías Afiliadas, al Método de Participación en el Patrimonio

El resumen de las inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio se desglosa a continuación:

	30 de junio 2003	31 de Diciembre 2002
Inversiones		
Saldo al inicio del período	**B/. 10,701,885**	B/. 6,281,918
Aumento (disminución)	-	4,419,967
Saldo al final del período	**10,701,885**	10,701,885
Participación en las Utilidades Retenidas		
Saldo al inicio del período	**1,491,658**	3,373,047
Saldo al inicio del período de subsidiaria no consolidada	-	(1,339,292)
Ajuste a la participación de años anteriores	-	(239,417)
Participación en las pérdidas del período	**(793,552)**	(302,680)
Saldo al final del período	**698,106**	1,491,658
	B/. 11,399,991	B/. 12,193,543

6. Inversiones

Las inversiones se resumen a continuación:

	30 de Junio 2003	31 de Diciembre 2002
Acciones de compañías nacionales	**B/. 1,575,085**	B/. 1,399,622
Bonos de empresas privadas	**50,000**	50,000
Certificados de Poder Cancelatorio	-	576,924
Bonos del Estado	**89,978**	89,978
	B/. 1,715,063	B/. 2,116,524

7. Propiedades, Planta y Equipos, Neto

Las propiedades, planta y equipos al 30 de junio de 2003 y 31 de diciembre de 2002 se desglosan a continuación:

	30 de junio de 2003				
	Saldo al Inicio del Año	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo					
Maquinaria y equipo	B/.113,780,078	B/. 96,401	B/. 544,361	B/. 425,328	B/.113,757,446
Edificio	25,914,513	-	233,884	107,748	25,788,377
Terreno	19,388,680	-	77,133	3,834	19,315,381
Mobiliario y equipo	14,116,128	573,046	66	90,402	14,779,510
	173,199,399	669,447	855,444	627,312	173,640,714
Depreciación y Amortización Acumuladas					
Maquinaria y equipo	63,816,198	3,257,976	460,557	12,276	66,625,893
Edificio	6,296,051	344,922	220,181	(84)	6,420,708
Mobiliario y equipo	9,357,505	1,013,876	-	-	10,371,381
	79,469,754	4,616,774	680,738	12,192	83,417,982
Obras en proceso	667,745	904,741	-	(621,602)	950,884
Valor neto	B/. 94,397,390				B/.91,173,616

	31 de diciembre de 2002					
	Saldo al Inicio del Año	Saldo al Inicio de Subsidiaria No Consolidada	Adiciones	Retiros	Transferencias	Saldo al Final del Año
Activo Fijo						
Maquinaria y equipos	B/.132,903,667	B/.(18,500,636)	B/. 940,236	B/.3,861,724	B/.2,298,535	B/.113,780,078
Edificio	27,862,955	(2,203,524)	-	231,750	486,832	25,914,513
Terreno	19,727,621	-	-	27,045	(311,896)	19,388,680
Mobiliario y equipo	12,136,608	(506,809)	586,833	-	1,899,496	14,116,128
	192,630,851	(21,210,969)	1,527,069	4,120,519	4,372,967	173,199,399
Depreciación y Amortización Acumuladas						
Maquinaria y equipos	68,426,784	(7,947,931)	6,992,381	3,407,189	(247,847)	63,816,198
Edificio	7,106,256	(1,201,097)	645,744	161,711	(93,141)	6,296,051
Mobiliario y equipo	7,551,471	(292,797)	2,106,993	-	(8,162)	9,357,505
	83,084,511	(9,441,825)	9,745,118	3,568,900	(349,150)	79,469,754
Obras en proceso	3,673,046	(1,046,378)	2,595,361	9,573	(4,544,711)	667,745
Valor neto	B/.113,219,386					B/. 94,397,390

Propiedades, planta y equipos garantizan obligaciones bancarias.

8. Préstamos por Pagar

Los préstamos por pagar al 30 de junio de 2003 y 31 de diciembre de 2002 se detallan a continuación:

	2003			2002
	Porción Corriente	Porción Largo Plazo	Total	Total
Lloyds TSB Bank PLC	**B/. 4,440,000**	**B/. 2,160,000**	**B/. 6,600,000**	B/. 7,320,000
The Bank of Nova Scotia	**6,944,348**	**13,246,956**	**20,191,304**	21,563,478
Dresdner Bank Lateinamerika, AG	-	-	-	6,500,000
Citibank, NA	**3,000,000**	-	**3,000,000**	3,000,000
Banco Nationale de París, Paribas	**7,000,000**	-	**7,000,000**	2,000,000
HSBC Bank, USA	**3,500,000**	-	**3,500,000**	6,200,000
BankBoston, NA	**4,800,000**	-	**4,800,000**	4,800,000
	B/.29,684,348	**B/.15,406,956**	**B/.45,091,304**	B/.51,383,478

Cervecería Nacional, S. A. tiene líneas de crédito a corto plazo en los siguientes seis bancos: Lloyds TSB Bank PLC por B/.7,000,000, The Bank of Nova Scotia por B/.5,000,000, BankBoston, NA por B/.5,000,000, Banque Nationale de París por B/.7,000,000, HSBC Bank USA por B/.10,200,000 y Citibank, NA Panamá por B/.3,000,000. Al 30 de junio de 2003 la porción no utilizada de las líneas de crédito era de B/.11,700,000 (2001 - B/.15,700,000).

The Bank of Nova Scotia concedió, en el 2000, crédito a Cervecería Nacional, S. A. hasta la suma de B/.15,000,000 con vencimiento en el 2005. Este préstamo se amortiza en abonos trimestrales de B/.326,087 a capital. El préstamo está garantizado con primera hipoteca y anticresis sobre varias propiedades pertenecientes al Grupo Cervecería Nacional con un valor estimado de mercado no menor de B/.19,000,000 y endoso de póliza de seguro sobre las propiedades hipotecadas a una cobertura del 80% del valor del avalúo.

Lloyds TSB Bank PLC y The Bank of Nova Scotia, en 1998 concedieron crédito a Cervecería Nacional, S. A. hasta la suma de B/.18,000,000, a razón de B/.9,000,000 cada uno con vencimiento en el 2005. Estos préstamos se amortizan en abonos trimestrales de B/.360,000 a cada banco. Los préstamos están garantizados por maquinaria y equipo por valor aproximado de B/.10,146,622, equipo rodante por valor de B/.3,881,810, construcciones en proceso y endoso de póliza de seguro sobre dichos activos. Además, en garantía de estos préstamos Distribuidora Comercial, S. A. y Bienes Raíces Pasadena, S. A. constituyeron primera y segunda hipoteca sobre ciertas fincas de su propiedad.

Los intereses de los préstamos son ajustables periódicamente de acuerdo al costo de los fondos en el mercado financiero local e internacional.

9. Bonos por Pagar

En 1999, la Comisión Nacional de Valores autorizó a Refrescos Nacionales, S. A. la emisión de bonos agroindustriales por siete millones de balboas en una sola serie, a una tasa fija anual de 7.5% y vencimiento en el 2003. De los cuales seis millones se emitieron a Distribuidora Comercial, S. A. y un millón a terceros.

Los intereses que devengan los bonos son pagaderos trimestralmente, específicamente los días 14 de marzo, 14 de julio, 14 de septiembre y 14 de diciembre de cada año hasta su fecha de vencimiento o la fecha de su redención anticipada.

Los pagos de capital e intereses los efectúa Primer Banco del Istmo, S. A., como Agente de Pago, Registro y Transferencia, a favor del tenedor registrado de los bonos. La emisión de los bonos está respaldada por el crédito general de la Compañía.

10. Intereses y Cargos Financieros

Los intereses y cargos financieros al 30 de junio de 2003 y 2002 se detallan como sigue:

		2003		**2002**
Préstamos	B/.	**456,132**	B/.	668,234
Bonos		**39,478**		56,104
Arrendamiento financiero		**-**		52,091
	B/.	**495,610**	B/.	776,429

11. Segmentos del Negocio

Para la Gerencia, la compañía está organizada en dos divisiones operativas principales; la División de Cerveza y la División de Bebidas, cada una de las cuales está encabezada por un vicepresidente. Estas divisiones constituyen la base de la información por segmentos de la compañía. El segmento de cervezas se dedica a la fabricación , distribución y venta de cervezas. El segmento de bebidas tiene como principal actividad el procesamiento y distribución de leche, jugos y productos derivados, así como la distribucion y venta de bebidas gaseosas refrescantes, principalmente para consumo local. Los otros negocios incluyen la venta de propiedades y alquiler de inmuebles, adicional el manejo de otras inversiones.

Información sobre Segmentos del Negocio

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Ceveza	Bebidas	Otros Negocios
Ventas a clientes	69,973,112		-	69,973,112	42,461,026	27,512,086	-
Costo de ventas	34,218,933		244,800	34,463,733	17,826,456	16,637,277	-
Contribución Marginal	35,754,179	-	-244,800	35,509,379	24,634,570	10,874,809	-
Gastos de ventas, generales y administrativos	25,974,161	24,342	4,235	25,954,054	16,067,483	9,534,618	351,953
Resultado de operación	9,780,018	24,342	-240,565	9,555,325	8,567,087	1,340,191	-351,953
Otros ingresos	422,800	-	-	422,800	323,133	96,352	3,315
Alquileres ganados	75,430	250,800	-	326,230	18,950	3,150	304,130
Intereses ganados	*67,156*	*299,459*	-	*366;615*	*354,886*	*11,729*	-
Dividendos ganados	4,037		-	4,037	-	2,272	1,765
Dividendos ganados - intercompañía	-	195,390	-	195,390	195,390	-	-
Ganancia en venta de propiedades	180,790	-	-	180,790	75,318	35,472	70,000
Otros ingresos	750,213	745,649	-	1,495,862	967,677	148,975	379,210
Utilidad bruta en ventas	10,530,231	769,991	-240,565	11,051,187	9,534,764	1,489,166	27,257
Intereses y cargos financieros	495,610		299,459	795,069	456,131	338,938	-
Participación en utilidades de compañías afiliadas	*-793,552*	-	-	*-793,552*	*-793,552*	-	-
Utilidad antes del impuesto sobre la renta	9,241,069	769,991	58,894	9,462,566	8,285,081	1,150,228	27,257
Impuesto sobre la renta estimado:							
Corriente	803,341	-	-	803,341	649,205	151,587	2,549
Diferido	195,409	-	-	195,409	276,659	-81,250	-
Total impuesto sobre la renta Estimado	998,750	-	-	998,750	925,864	70,337	2,549
Utilidad antes de la participación de accionistas *minoritarios en subsidiarias consolidadas*	*8,242,319*	*769,991*	*58,894*	*8,463,816*	*7,359,217*	*1,079,891*	*24,708*
Participación de accionistas minoritarios en subsidiarias consolidadas	21,598	21,598		-	-	-	-
Utilidad neta	8,220,721	791,589	58,894	8,463,816	7,359,217	1,079,891	24,708
Activos por segmentos	170,861,341	4,543,776	53,995,013	220,312,578	140,472,398	57,902,936	21,937,244
Pasivos por segmentos	67,395,438	21,584,210		88,979,648	66,989,412	12,124,842	9,865,394
Patrimonio de los accionistas	103,465,903	44,956,528	14,800,634	133,621,797	91,215,843	28,778,911	13,627,043
Otros gastos no monetararios							
Provisión para cuentas malas	230,000	-	-	230,000	160,000	70,000	-
Depreciación y amortización	4,626,141	-	-	4,626,141	2,721,833	1,727,615	176,693
Amortización plusvalía	62,590	-	-	62,590	-	62,590	-
Amortización de botellas y cajas neto	1,960,392	-	-	1,960,392	1,145,522	814,870	-
Amortización de conceciones y préstamos	88,444	-	-	88,444	13,717	74,727	-
impuesto sobre la renta diferido	195,409	-	-	195,409	276,659	-81,250	-
	7,162,976	-	-	7,162,976	4,317,731	2,668,552	176,693

12. Saldos entre Partes Relacionadas

El detalle de los saldos entre partes relacionadas al 30 de junio de 2003 es el siguiente:

En los Balances Generales
Cuentas por cobrar

	30 de Junio 2003	31 de Diciembre 2002
Latin Development Corporation	B/. 15,000,000	B/. 10,001,606

13. Utilidad Neta por Acción

El cálculo de la utilidad neta por acción al 30 de junio de 2003 y 2002, se presenta a continuación:

	2003	**2002**
Utilidad neta	B/. 8,220,721	B/. 7,630,853
Número promedio ponderado de acciones	15,359,262	15,359,262
Utilidad neta por acción	B/. 0.54	B/. 0.50

14. Compromisos y Contingencias

Compromisos

Fianzas Solidarias
El 26 de junio de 2002 se firmaron acuerdos de préstamos entre Bavaria, S. A. y la International Finance Corporation (IFC) por un monto total de B/.318 millones de dólares, de los cuales Cervecería Nacional, S. A., entre otras subsidiarias de Bavaria, S. A., actúa en calidad de codeudor solidario.

Contingencias

Procesos por Prácticas Monopolísticas
Cervecería Nacional, S. A., Distribuidora Comercial, S. A., Refrescos Nacionales, S. A., Bienes Raíces Pasadena, S. A., Financiera Pasadena, S. A. y Arrendadora Centroamericana, S. A. tienen demanda civil ordinaria presentada por Dirección y Administración de Empresas, S. A., Cervecería Barú, S. A., Cervecería Panamá, S. A. y Cervecerías Barú Panamá, S. A. ante el Juzgado Noveno de Circuito de lo Civil del Primer Circuito Judicial de Panamá, por la cantidad de B/.41,468,423.65 más costas, gastos e intereses, por razón de realizar prácticas monopolísticas relativas al celebrar contratos de distribución exclusiva para la reventa de cervezas. En virtud de lo establecido por la Ley 29 de 1996, las demandantes han solicitado que la condena que se establezca sea de tres veces dicho monto.

De acuerdo a consultas realizadas a los asesores legales de Cervecería Nacional, S. A., éstos consideran que existen grandes probabilidades de que no se acceda a lo pedido y, por lo tanto, se absuelva a la Compañía de los cargos presentados en su contra. Al 30 de junio de 2003, la Compañía no ha acumulado reserva alguna para hacer frente a esta contingencia.

Procesos Administrativos
En marzo del 2000, Cervecerías Barú Panamá, S. A. presentó ante la Comisión de Libre Competencia y Asuntos del Consumidor (CLICLAC) denuncia contra Cervecería Nacional, S. A. y subsidiarias por la supuesta Comisión de Prácticas Monopolísticas relativas en el mercado de distribución y venta de cervezas en la República de Panamá, con el objeto de desplazarla indebidamente del mercado. Cabe destacar que este procedimiento no compromete el patrimonio de la empresa ya que la CLICAC no tiene facultades para imponer condenas por esta razón.

Mediante Acuerdo No.PC-014-01 del 30 de abril del 2001, el Pleno de Comisionados de la CLICLAC ordena la apertura de una "investigación administrativa de oficio" por la presunta Comisión de Prácticas Monopolísticas relativas según los Artículos No.14, No.15, No.16 y No.17 de la Ley 29 de 1996, en donde figuran, por una parte, como agentes económicos vinculados a la investigación el Grupo Cervecería Nacional liderado por Cervecería Nacional, S. A. y sus subsidiarias Distribuidora Comercial, S. A., Cervecería Chiricana, S. A. y Refrescos Nacionales, S. A. y por otra parte Cervecerías Barú Panamá, S. A.

Mediante Auto No.862 del 12 de octubre del 2001, la Juez Octava del Circuito, Ramo Civil del Primer Circuito Judicial de Panamá, admitió solicitud de aseguramiento de pruebas presentada por la CLICLAC y ordenó la práctica de las mismas. En la actualidad se está en trámite de obtener declaraciones y testimonios.

Mediante Acuerdo N° PC-558-02 fechado 31 de diciembre de 2002, el pleno de los Comisionados de la CLICAC decidió ordenar la interposición de formal demanda ante los tribunales de justicia, contra Cervecería Nacional, S.A. Distribuidora Comercial, S.A. y Refrescos Nacionales, S.A., lo que significa que Cervecería Nacional, S.A. deberá comparecer al proceso con el fin de enfrentar la demanda en cuestión.

15. Gastos de Venta, Generales y Administrativos

Un detalle de los gastos de venta, generales y administrativos al 30 de junio de 2003 y 2002, se presenta a continuación:

	2003	2002
Salarios y otras remuneraciones	B/. 6,593,936	B/. 8,139,554
Dietas de directores	120,895	172,050
Gastos de franquicia	181	42,232
Convención colectiva	231,667	321,656
Prestaciones laborales	1,577,478	1,595,832
Servicios profesionales	755,939	599,092
Servicios especiales	877,175	343,657
Servicios de escolta	185,920	263,584
Depreciación y amortización	3,030,680	3,392,909
Propaganda y promociones	4,387,601	3,708,128
Becas, seminarios, cuotas y convenciones	188,930	175,947
Gastos de viaje	153,775	151,548
Alquileres	88,996	304,482
Materiales, papelería y útiles de oficina	256,651	370,690
Seguros	389,910	441,696
Impuestos	357,108	282,714
Comunicaciones	265,532	322,361
Contribuciones y donaciones	44,463	50,192
Reparación, mantenimiento, gasolina, aceite y otros	1,274,523	1,260,225
Mantenimiento de equipo tecnológico	195,097	179,482
Gasto de acarreo	1,581,393	1,318,569
Energía eléctrica y consumo de agua	317,951	215,045
Alimentación y transporte de empleados	439,544	652,755
Aseo y limpieza	192,224	195,901
Almacenaje, carga y flete	24,692	68,352
Combustible, aceite y aditivos	708,988	698,415
Producto dañado, cambios y roturas	704,086	717,333
Plan vehicular	382,913	386,111
Cuentas malas	230,000	505,927
Gastos bancarios	44,747	49,426
Otros gastos	624,245	553,408
	B/. 26,227,240	B/. 27,479,273

Cervecería Nacional, S. A. y Subsidiarias

Estados Consolidados de Resultados (Ultimos 12 meses)
Al 30 de junio de 2003

Ingresos	
Ventas netas	B/.142,219,986
Costo de ventas	71,062,850
Contribución Marginal	71,157,136
Gastos de ventas, generales y administrativos	60,811,140
Resultado de Operación	10,345,996
Otros ingresos	712,173
Alquileres ganados	173,550
Intereses ganados	205,226
Dividendos ganados	8,129
Ganancia en venta de propiedades	180,790
Otros ingresos	1,279,868
Intereses y cargos financieros	1,152,530
Participación en utilidad de compañías afiliadas	(1,461,190)
Utilidad antes del impuesto sobre la renta	9,012,144
Impuesto sobre la renta estimado:	
Corriente	121,823
Diferido	574,314
Total impuesto sobre la renta estimado	696,137
Participación de accionistas minoritarios en pérdida de subsidiarias consolidadas	(52,766)
Utilidad neta	B/. 8,263,241
Números de acciones	15,359,262
Utilidad por acción	B/. 0.54

Cervecería Nacional, S. A. y Subsidiarias

CONSOLIDACION DEL BALANCE GENERAL

30 de Junio de 2003

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial, S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
ACTIVOS									
Activos Corrientes									
Efectivo	B/. 1,494,585	B/. -	B/. -	1,494,585	509,957	797,477	18,606	168,545	-
Documentos y cuentas por cobrar, neto	13,541,307	-	-	13,541,307	641,896	4,198,643	86,229	8,614,539	-
Cuentas por cobrar - afiliadas	15,000,000	-	14,924,384	29,924,384	24,516,057	-	-	5,172,442	235,885
Inventarios	22,000,587	299,019	1,054,122	22,755,690	12,381,532	4,402,715	319	5,971,124	-
Impuesto sobre la renta pagado por anticipado	3,058,832	-	-	3,058,832	746,747	1,626,510	127,407	558,168	-
Gastos pagados por anticipado	5,530,424	-	-	5,530,424	3,440,771	765,841	19,318	1,304,494	-
	60,625,735	299,019	15,978,506	76,305,222	42,236,960	11,791,186	251,879	21,789,312	235,885
Activos No Corrientes									
Inversión en subsidiarias	-	-	50,036,193	50,036,193	49,746,402	289,791	-	-	-
Inversiones y adelantos en compañías afiliadas, al método de participación en el patrimonio	11,399,990	-	-	11,399,990	10,558,466	-	-	231,982	609,542
Inversiones	1,715,063	-	6,000,000	7,715,063	240,079	6,036,000	295,072	439,518	704,394
Fondo de cesantía	3,394,540	-	-	3,394,540	1,003,451	1,349,135	-	1,041,954	-
Propiedades, planta y equipos, *neto*	91,173,616	3,783,281	69,252	87,459,587	40,139,489	12,152,186	19,836,452	15,331,460	-
Otros activos	2,552,397	760,495	114,074	1,905,976	-	185,137	4,020	1,716,819	-
	110,235,606	4,543,776	56,219,519	161,911,349	101,687,887	20,012,249	20,135,544	18,761,733	1,313,936
TOTAL ACTIVOS	B/. 170,861,341	B/. 4,842,795	B/. 72,198,025	238,216,571	143,924,847	31,803,435	20,387,423	40,551,045	1,549,821
PASIVOS E INVERSIÓN DE ACCIONISTÁS									
Pasivos Corrientes									
Préstamos por pagar	B/. 29,684,348	B/. -	B/. -	29,684,348	29,684,348	-	-	-	-
Bonos por pagar	1,000,000	6,000,000		7,000,000	-	-	-	7,000,000	-
Documentos y cuentas por pagar	13,322,308	-		13,322,308	9,436,586	667,006	29,859	3,188,857	-
Dividendos y cuentas por pagar - afiliadas	-	14,945,813	-	14,945,813	-	5,112,772	9,833,041	-	-
Prestaciones y gastos acumulados por pagar	2,242,667	-	-	2,242,667	819,684	487,007	2,494	933,482	-
Impuesto sobre la renta por pagar	-			-	-		-	-	-
	46,249,323	20,945,813	-	67,195,136	39,940,618	6,266,785	9,865,394	11,122,339	-
Pasivos No Corrientes									
Préstamo por pagar, neto de porción corriente	15,406,956	-	-	15,406,956	15,406,956	-	-	-	-
Bonos por pagar	-	-	-	-		-	-	-	-
Prima de Antiguedad e Indemnización	1,248,601	-	-	1,248,601	665,664	212,729	-	370,208	-
Impuesto sobre la renta diferido	4,490,558	638,397	351,432	4,777,523	4,267,878	230,058	-	279,587	-
	67,395,438	21,584,210	351,432	88,628,216	60,281,116	6,709,572	9,865,394	11,772,134	-
consolidadas	969,741	1,665,147	2,634,888	-	-	-	-	-	-
Inversión de Accionistas					40,586,521	16,880,987	9,065,677	28,289,408	-
Capital pagado	40,296,731	56,075,683	-	96,372,414	40,586,521	16,880,987	9,065,677	28,289,408	1,549,821
Utilidades retenidas	60,465,727	30,861,947	39,845,437	51,482,237	43,057,210	8,212,876	-277,757	489,908	-
Superávit por revaluación	1,734,109	-	-	1,734,109	-	-	1,734,109	-	-
Impuesto complementario	-405	-	-	-405	-	-	-	-405	-
Total Inversión de Accionistas	102,496,162	86,937,630	39,845,437	149,588,355	83,643,731	25,093,863	10,522,029	28,778,911	1,549,821
TOTAL PASIVOS E INVERSIÓN DE ACCIONISTAS	B/. 170,861,341	B/. 110,186,987	B/. 42,831,757	238,216,571	143,924,847	31,803,435	20,387,423	40,551,045	1,549,821
	-	115,029,782	115,029,782	-	-	-	-	-	-

Cervecería Nacional, S. A. y Subsidiarias

CONSOLIDACIÓN DEL ESTADO DE RESULTADOS

Período terminado el 30 de Junio de 2003

	Total Consolidado	ELIMINACIONES Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Ingresos									
Ventas a subsidiarias	B/. -	B/. 24,208,053	B/. -	24,208,053	24,208,053	-	-		-
Ventas a clientes	69,973,112		-	69,973,112	46,640	42,414,386	-	27,512,086	-
Ventas netas	69,973,112	24,208,053	-	94,181,165	24,254,693	42,414,386	-	27,512,086	-
Costo de ventas	33,965,854	798,254	24,751,872	57,919,472	10,759,953	30,522,242	-	16,637,277	-
Contribución Marginal	36,007,258	25,006,307	24,751,872	36,261,693	13,494,740	11,892,144	-	10,874,809	-
Gastos de ventas, generales y administrativos	26,196,840	24,342	1,625,773	27,798,271	6,074,608	11,842,092	351,953	9,529,618	-
Resultado de operación	9,810,418	25,030,649	26,377,645	8,463,422	7,420,132	50,052	(351,953)	1,345,191	-
Otros ingresos	422,800	-	-	422,800	108,900	214,233	3,315	96,352	-
Alquileres ganados	75,430	250,800	-	326,230	-	18,950	304,130	3,150	-
Intereses ganados	67,156	299,459	-	366,615	29,117	325,769	-	11,729	-
Dividendos ganados	4,037	1,555,193	-	1,559,230	-	0	-	2,272	1,556,958
Dividendos ganados - intercompañía	-	2,571,520	-	2,571,520	2,564,030	7,490	-	-	-
Ganancia en venta de propiedades	180,790	-	-	180,790	-	75,318	70,000	35,472	-
Otros ingresos	750,213	4,676,972	-	5,427,185	2,702,047	641,760	377,445	148,975	1,556,958
Utilidad bruta en ventas	10,560,631	29,707,621	26,377,645	13,890,607	10,122,179	691,812	25,492	1,494,166	1,556,958
Intereses y cargos financieros	495,610		299,459	795,069	456,131	-	-	338,938	-
Participación en utilidades de compañías afiliadas	-793,552	-	-	(793,552)	(793,552)	-	-	-	-
Utilidad antes de gastos de reestructuración	9,271,469	29,707,621	26,677,104	12,301,986	8,872,496	691,812	25,492	1,155,228	1,556,958
Gastos de Extrardinarios	30,400			30,400	25,400	-	-	5,000	
Utilidad antes del impuesto sobre la renta	9,241,069	29,707,621	26,677,104	12,271,586	8,847,096	691,812	25,492	1,150,228	1,556,958
Impuesto sobre la renta estimado:									
Corriente	803,341	-	-	803,341	589,039	60,166	2,549	151,587	-
Diferido	195,409	-	-	195,409	349,590	(72,931)	-	(81,250)	-
Total impuesto sobre la renta Estimado	998,750	-	-	998,750	938,629	(12,765)	2,549	70,337	-
Utilidad antes de la participación de accionistas minoritarios en subsidiarias consolidadas	8,242,319	29,707,621	26,677,104	11,272,836	7,908,467	704,577	22,943	1,079,891	1,556,958
Participación de accionistas minoritarios en subsidiarias consolidadas	21,598	21,598		-	-	-	-	-	-
Utilidad neta	B/. 8,220,721	B/. 29,729,219	B/. 26,677,104	11,272,836	7,908,467	704,577	22,943	1,079,891	1,556,958

CONSOLIDACIÓN DEL ESTADO DE UTILIDADES RETENIDAS

Período terminado el 30 de Junio de 2003

	Total Consolidado	Dr.	Cr.	Total	Cervecería Nacional, S. A.	Distribuidora Comercial S. A.	Bienes Raíces Pasadena, S. A.	Refrescos Nacionales, S. A.	Capitales y Tenencias, S. A.
Saldo al inicio del periodo	B/. 56,341,629	B/. 1,132,728	B/. 10,596,813	46,877,544	39,252,856	8,319,981	(298,904)	(396,389)	-
Ajustes de periodos anteriores	-295,343	-	-	-295,343	-295,343	0	-	-	-
Saldo ajustado al inicio del período	56,046,286	1,132,728	10,596,813	46,582,201	38,957,513	8,319,981	(298,904)	(396,389)	-
Utilidades capitalizadas	-115,057	-	232,125	(347,182)	(115,057)	(36,735)	(1,796)	(193,594)	-
Utilidad neta	8,220,721	29,729,219	26,677,104	11,272,836	7,908,467	704,577	22,943	1,079,891	1,556,958
Dividendos pagados	-3,686,223	-	2,339,395	(6,025,618)	(3,693,713)	(774,947)	0	0	(1,556,958)
Saldo al final del Periodo	B/. 60,465,727	B/. 30,861,947	B/. 39,845,437	51,482,237	43,057,210	8,212,876	(277,757)	489,908	-

IV DIVULGACION

La divulgación de este informe se hará vía internet en el portal de Cervecería Nacional, S.A. el cual es de acceso a todo el público a partir del 8 de Agosto de 2003.
Web site: Cerveceria-nacional.com

FIRMAS

Nombre y Firma del Representante Legal de la solicitante (o de la persona que se autorice para firmar)

DARIO CASTAÑO ZAPATA